

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 31, 2012

Via E-mail
Lou Maroun
Director
Brookfield Infrastructure Partners L.P.
73 Front St.
Hamilton, HM 12, Bermuda

> **Re:** **Brookfield Infrastructure Partners L.P.**
> **Form 20-F for Fiscal Year Ended December 31, 2011**
> **Filed April 27, 2012**
> **File No. 1-33632**

Dear Mr. Maroun:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2011

General

1.   Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like.

3.D Risk Factors, page 9

Brookfield does not owe our unitholders any fiduciary duties under the Master Services Agreement or our other arrangements with Brookfield, page 24

2.   We note your statement that "[o]ur limited partnership agreement and the Holding LP's limited partnership agreement contain various provisions that modify the fiduciary duties that might otherwise be owed to our partnership and our unitholders, including when such

conflicts of interest arise." In future filings, please disclose the source or sources of the fiduciary duties to which you are referring (e.g., Bermuda law) and describe the specific modifications that have been made to these duties via the partnership agreements.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 59

Results of Operations, page 60

3. You appear to present a high level overview of your consolidated operating results and consolidated statements of financial position on pages 60 and 61. Please expand your narrative analysis of the Summary Statements of Operating Results Key Metrics to clearly explain any significant changes in your consolidated results as presented in accordance with IFRS. For example, your consolidated revenues increased from 2009 to 2010 by more than 100% and increased from 2010 to 2011 by more than 150%; however, you have provided no narrative explanation of these significant increases. To the extent applicable, please also apply this comment to your narrative analysis of the Summary Statements of Financial Position Key Metrics.

4. We note your presentation of Key Metrics at the top of page 60, including many metrics that appear to be non-IFRS financial measures. We have the following comments:

- To avoid the appearance of giving prominence to non-IFRS financial measures, please first provide your analysis of consolidated results in accordance with IFRS, followed by your supplemental analysis of consolidated results on a non-IFRS basis.

- We note your reference at the top of page 60 to the Reconciliation of Non-IFRS Financial Measures section of your MD&A. Since this Reconciliation section is more than 20 pages away from your presentation of these non-IFRS measures, please provide your readers with a reference to the specific page where these reconciliations are located. We believe this will greatly assist your readers in locating the reconciliations and related non-IFRS disclosures which provide important context for the non-IFRS measures that you are presenting.

5. We note your presentation and analysis beginning on page 62 of operating results, financial position information and other metrics by segment. We have the following comments:

- As indicated in our comments below concerning Note 34 to your audited financial statements, please ensure that you determine your segments in the same manner for purposes of presenting operating results and for purposes of presenting financial position information.

- We note that you disclose your segmental measures of profitability, Adjusted EBITDA and FFO, for each segment. Please tell us how you have complied with the guidance in Question 104.02 of our Non-GAAP Interpretations to provide a complete discussion of the reconciling items that apply to the particular segment being discussed. In this regard, given how you have defined your operating segments, it appears that at a minimum you would need to provide a discussion of the equity method investees attributed to each segment and how disaggregating the results from these associates has impacted each line item presented for that particular segment's results. Similarly, it appears that you would need to provide a discussion of any less than 100% owned subsidiaries attributed to each segment and how removing the non-controlling interest's portion of each line item has impacted the amounts presented for that particular segment's results.

- We note that you present AFFO yield separately for each segment. Since AFFO yield is not identified in Note 34 to your audited financial statements as segmental measures of profit used by your CODM to manage the business, and since this metric does not appear in your tabular disclosures by segment within Note 34, this is a non-IFRS measure whose presentation must fully comply with Item 10(e) of Regulation S-K. Please explain to us how your current disclosures related to this measure comply with Item 10(e). At a minimum, it appears that you should revise to provide a reconciliation of each segment's time weighted average invested capital to each segment's partnership capital. Please also reconcile Adjusted EBITDA and FFO for each line of business within each of your segments to the appropriate IFRS measure since these lines of business also do not appear in Note 34 to your audited financial statements and as such are not segmental measures of profitability under IFRS 8.

- Please expand your analysis of results of operations for each segment to provide a more detailed explanation of the underlying changes that drove the changes in segment results. As one example only, and not an inclusive list, we note that revenue for the Utilities segment doubled from 2010 to 2011. Your analysis of results for this segment as a whole and for each line of business within this segment refers to an incremental contribution from the Prime merger and also refers to various other factors that may have impacted revenue; however, since you have not quantified the incremental contribution to revenue from the Prime merger or from the other factors described, investors cannot determine from your current disclosures which specific factors drove the increase in Utilities segment revenue or how much of that increase in revenue was attributable to each line of business within this segment. Please revise to provide a narrative discussion of the extent to which material changes in revenues are attributable to acquisitions, dispositions, changes in prices or changes in volume of products sold, or to the introduction of new products and services. More broadly, please revise your analysis of results of operations to better satisfy the three principal objectives of MD&A as described in our Release Nos. 33-8350 and 33-8056.

Reconciliation of Non-IFRS Financial Measures, page 83

6.   We note your reconciliation on page 84 of FFO and AFFO to net income attributable to the partnership. Please revise your disclosures as necessary to explain to your investors any differences between these reconciling items and the related amounts seen in your audited financial statements. Please also apply this comment to your reconciliation on page 85 of invested capital to partnership capital.

7.B Related Party Transactions, page 100

Conflicts of Interest and Fiduciary Duties, page 106

7.   We note your references to fiduciary duties in the penultimate paragraph on page 108. In future filings, please disclose the source or sources of the fiduciary duties to which you are referring (e.g., Bermuda law), provide a summary of the duties (e.g., duty of care, duty of loyalty) and describe the specific modifications that have been made to the duties.

Financial Statements for the Year Ended December 31, 2011

Notes to Consolidated and Combined Financial Statements, page F-9

Note 4. Acquisitions of Businesses, page F-23

8.   We note that you identified an error during 2011 in the deferred tax assets and liabilities recorded on the acquisition accounting of Prime Infrastructure and DBCT, resulting in a $9 million reduction in the bargain purchase gain recognized during fiscal year 2010 and numerous adjustments to your statement of financial position as of December 31, 2010. Please tell us in greater detail the nature of this error, including when and how it was first discovered and why it resulted in numerous adjustments to your statement of financial position. Please also clarify why it appears that the measurement adjustments, outside of the change to your bargain purchase gain, did not result in post-acquisition changes to your fiscal 2010 net income. For example, it appears that the increase in property, plant and equipment would result in increased depreciation.

Note 20. Revenues, page F-42

9.   We note your disclosure of consolidated revenue by operating segment and have the following comments:

•   Please tell us the proportion of consolidated revenue attributable to each major line of business within your Utilities and Transport and Energy segments. In this regard, based on the description of these segments within Items 4 and 5 of your Form 20-F, we assume you would present categories similar to regulated terminal operations, electricity transmission, regulated distribution, rail operations, port operations, toll road operations and energy transmission and distribution operations.

- Please tell us how you determined that disclosing revenue by segment meets the objectives of paragraph 32 of IFRS 8. Specifically, please tell us how you considered disclosing revenue for each major category of products or services as described in the immediately preceding bullet point and in Items 4 and 5 of your Form 20-F.

- Based on your analysis of revenue by major line of business, please explain to us how you determined that the most appropriate SIC code for your company is 4911, "Electric Services."

Note 25. Partnership Capital, page F-45

10.   We note that your subsidiary Brookfield Infrastructure LP ("Holding LP") has issued 51.7 million redeemable partnership units to your ultimate parent Brookfield Asset Management and that you classify these units as your limited partnership units as opposed to noncontrolling interests. We also note our recent correspondence regarding a similar issue on Brookfield Renewable Energy Partners L.P. and Brookfield Property Partners L.P. Please tell us how you plan to address this issue for Brookfield Infrastructure Partners L.P.

Note 34. Segment Information, page F-56

11.   It appears from the first paragraph under this heading that your Chief Operating Decision Maker (CODM) uses two measures of an operating segment's profit or loss for the purposes of making decisions about allocating resources to the segment and assessing its performance: FFO and Adjusted EBITDA. Please confirm our understanding, or if our understanding is incorrect, please explain this matter to us in more detail. If our understanding is correct, please explain to us how your current disclosures comply with paragraph 28(b) of IFRS 8.

12.   We note your statement at the top of page F-57 that "No operating segments have been aggregated to form the reportable operating segments below." However, we also note that you disclose and analyze changes in your measures of segment profitability (Adjusted EBITDA and FFO) within MD&A for each line of business within your reportable operating segments. If your CODM reviews your measures of segment profitability for each line of business within your reportable operating segments, it appears that these lines of business may be operating segments as defined in IFRS 8. Alternatively, if your CODM does not review these measures of segment profitability for each line of business, it is unclear to us why you have presented these measures within your MD&A disclosures and how your current disclosures fulfill the objective of providing your investors with a narrative explanation of your financial statements that

enables them to see the company through the eyes of management. Please explain this to us in detail.

13.   Your presentation of segmental results on pages F-57 and F-58 appears to present two different sets of reportable operating segments for each year: one in which you disaggregate the components comprising the earnings from your investments in associates, reflect 100% of the results from your associates, and do not remove any results attributable to the non-controlling interests; and another in which you disaggregate the components comprising the earnings from your investments in associates, reflect your proportionate amount of those associates' results, and remove the portion of each line item attributable to the non-controlling interests. If your reportable operating segments are the columns labeled "Brookfield Infrastructure's Share," please either remove the columns labeled "100%" or explain to us how your presentation of two different sets of reportable operating segments complies with the guidance in paragraphs 8 through 10 of IFRS 8 to identify a single set of operating segments.

14.   We note your disclosure of segment assets and liabilities on page F-59. The reconciliation presented of segment assets and liabilities to consolidated assets and liabilities appears to contain no adjustment to disaggregate the assets and liabilities contained in your investments in associates asset account, and there appears to be no adjustment to remove the portion of assets and liabilities attributable to the non-controlling interests. This creates a difference between how the assets and liabilities assigned to each segment were determined and how the operating results assigned to each segment were determined. Please confirm our understanding, or if our understanding is incorrect, please explain this matter to us in more detail. If our understanding is correct, please explain to us how you have presented the assets and liabilities of each operating segment that you have identified in accordance with paragraphs 5 through 10 of IFRS 8. Please note that while paragraph 23 of IFRS 8 contemplates that the CODM might not view assets and liabilities by reportable segment, it is unclear to us that a basis exists for presenting assets and liabilities by segment using different definitions of your segments than those used to present segmental results.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or Dietrich A. King, Legal Branch Chief, at (202) 551-3338 if you have questions regarding any other comments. You may contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief